United States securities and exchange commission logo





                             November 9, 2022

       Michael Blitzer
       Co-Chief Executive Officer
       Inflection Point Acquisition Corp.
       34 East 51st Street, 5th Floor
       New York, NY 10022

                                                        Re: Inflection Point
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed October 13,
2022
                                                            File No. 333-267846

       Dear Michael Blitzer:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed October 13, 2022

       What equity stake, page 14

   1. Clarify how the information in tables would change assuming issuance of all securities under all agreements,
such as the forward purchase agreement.
       Comparative Historical and Unaudited Pro Forma Combined Per Share Information of Inflection
       Point and Intuitve Machines, page 52

   2. Refer to the tables for the six months ended June 30, 2022 and the year ended December
                                                        31, 2021. Please expand
the tables to include or provide a note that describes Inflection
                                                        Point's (IPAX
Historical) use of the two-class method for net losses per ordinary share as shown in their
historical financial statements relative to the net losses per ordinary share, common shares
outstanding, and weighted average common shares outstanding as
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FirstName   LastNameMichael   Blitzer
Inflection Point Acquisition Corp.
Comapany 9,
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         shown in the IPAX Historical columns here.

Intuitive Machines and New Intuitive Machines will be controlled, page 86

3. Please present the risk described in the last paragraph in a separate appropriately captioned risk factor.
Redemption Rights, page 100

4. Reconcile the 20% reference here with the 15% reference in your IPO prospectus.
Background of the Business Combination, page 131

5. We note your disclosure that Citi has not affirmatively waived the deferred underwriting discount and that Inflection Point does not intend to pay said discount to Citi. Please disclose the potential risk of litigation stemming from this decision in your risk factors section. Also disclose in the risk factors the amount of the deferred fee.
Projected Financial Information, page 143

6. We note the material assumptions you describe. Please expand to clarify how these assumptions resulted in the projected financial information you disclosure. Provide quantitative disclosure to the extent possible. For example, what value did you assign to each of the contract wins you mention?
U.S. Federal Income Tax Considerations, page 170

7. As to each of the matters described in this section, please file the exhibit required by Item
         601(b)(8) of Regulation S-K. Refer to Staff Legal Bulletin No. 19 for guidance on the content and requirements for that exhibit. As one example only, it is insufficient to state merely what the parties "intend" as it relates to the tax treatment. Instead, disclose clearly the tax consequences. While it is permissible to disclose what the consequences "should"
         be or that they are "more likely than not," additional disclosure regarding the reasons for the uncertainty and risks should be included. Please revise. Unaudited Pro Forma Condensed Combined Financial Information, page 188

8. Please revise the disclosures on page 189 to more fully explain how you determined the number of shares that are assumed to be redeemed under the maximum redemption scenario, including whether the shares that are not assumed to be redeemed relate to the
         2.9 million IPO shares acquired by Kingstown 1740 Fund, an affiliate of the Sponsor, and why you assumed those shares will not be redeemed. Please also explain here, and in the notes to the historical financial statements, why it appears Kingstown 1740 Fund waived its redemption rights for only a portion of the IPO shares they acquired.

9. Please more fully explain to us how and why you determined not to reflect the potential
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FirstName   LastNameMichael   Blitzer
Inflection Point Acquisition Corp.
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         impact of Tax Receivable Agreement in the pro forma financial statements.
Note to Unaudited Pro Forma Condensed Combined Financial Statements
2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed
Consolidated
Combined Balance Sheet, page 197

10. Please expand Note 2.B to reconcile the issuance of 2.2 million shares of Series A
         Preferred Stock with the 26,000 shares to be issued as disclosed on page 6, under
         Frequently Used Terms, and elsewhere in the filing. Also, please more fully explain the terms of the Series A Preferred Stock, including why it is classified as temporary equity, the terms and circumstances under which it may become permanent equity or be redeemed, and why the related warrants will be equity-classified without future re-
         measurement.

11. Refer to Note 2.E. Please clarify the number of shares of Class A common stock that the
         SAFE liability was converted into and explain how the conversion rate was
         determined. Please also include within the pro forma footnotes a table of the total number of shares of Class A, Class B, and Class C common stock to be issued and outstanding assuming No redemption and assuming Maximum redemption of the Class A public shares. The table should include each shareholder type, such as Public Stockholders,
         Sponsor, PIPE Investors, Intuitive Machines Members excluding founders, and Intuitive
         Machines Founders. A table should also be provided in Note 4 on page 199 to disclose the number of options, warrants, earn-out consideration, and other dilutive securities excluded from pro forma net losses for each period for both the No redemption and
         Maximum redemption scenarios.
12. Refer to Note 2.I. Please explain the difference of 24.9 million shares between the
         113,285,417 shares in the denominator assuming No redemptions and the 88,338,622 shares in the denominator assuming Maximum redemption, with the total Public Shares to be redeemed of 30.0 million shares, which we assume relates to the additional shares issued in note 2.L. Please also reconcile how you arrived at the total number of Intuitive
         Machines OpCo Common Units issued at Closing and the denominator which is inclusive of the total New Intuitive Machines Class A common stock in the post combination company. In addition, please more fully explain to us your computations of net assets as shown in this note with the net assets shown in the pro forma balance sheet on page 194.

13. Refer to Note 2.L. Please describe this adjustment as pertaining to the Equity Facility as discussed on page 192, and clarify also on page 192 that you have included the entire
         $50.0 in expected proceeds from the facility under the Maximum redemption scenario.
         Please also explain in Note 2.L if there are any conditions or circumstances under the
         Maximum redemption scenario in which the additional 5.1 million shares on class A common stock would not be issued.
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FirstName   LastNameMichael   Blitzer
Inflection Point Acquisition Corp.
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14. Refer to note 2.G. Please more fully explain how you determined the fair value of the
         Earnout shares. Please also revise your disclosures here and in note 3.EE to address the factors that will result in changes in the fair value of the Earnout shares and disclose and discuss how the changes would impact the pro forma financial statements.
3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations, page 198

15. Refer to Note 3.CC. Please more fully explain the differences in the net losses as shown in this note with the net losses shown in the pro forma statements of operations on pages
         195 and 196.
Related Party Redemption Waiver Agreement, page 217

16. Please revise throughout to clarify whether this agreement is inclusive or exclusive of the non-redemption agreement entered into during September 2022. Forward Purchase Agreement, page 218

17. Please clarify the "future events" the issuance of securities is contingent upon. It is unclear from your disclosure why you will not or may not issue the securities.
Manufacturing, Assembly and Operations, page 251

18. We note the new facility you mention. Please clarify the cost to construct it and the source or sources of capital you intend to use.
Intellectual Property, page 252

19. Please revise to clarify the material terms of the licenses mentioned in this section, including the claims covered by the patents you mention, duration of the agreements and the amounts due in exchange for the license.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Intuitive Machines
Backlog, page 256

20. Please clarify and reconcile the backlog amounts disclosed and discussed in MD&A relative to the remaining performance obligations as of each balance sheet date disclosed in the notes to the annual and interim financial statements.

Results of Operations, page 260

21. Please revise the discussion of the results of operations to more fully address the following:
             Provide a summary of the material contracts that impacted results of operations that includes the amounts of revenue recognized during each period, the remaining
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FirstName   LastNameMichael   Blitzer
Inflection Point Acquisition Corp.
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              amounts of revenue to be recognized, and the estimated completion dates;
                Explain the facts and circumstances that resulted in the contract losses recorded during the year ended December 31, 2021 and the period ended June 30, 2022, including the reasons why initial cost estimates were required to be revised;
                Disclose and discuss changes in cost of revenue as a percent of revenue; and
                Clarify the disclosure related to "contract loss amortization" since we assume contract losses are recorded when evident.
Inflection Point Acquisition Corp. Notes to Financial Statements
Note 1 - Organization, Business Operations and Going Concern, page F-9

22. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Consolidated Financial Statements - Intuitive Machines
2. Summary of Significant Accounting Policies and Recent Accounting
Pronouncements
Revenue Recognition, page F-52

23. In regard to the disclosures related to contract costs, please more fully explain the nature and circumstances when certain costs are capitalized and amortized across the life of the contract.
24. In regard to the disclosures related to contract estimates and modifications, please clarify if and how the contract losses disclosed on page F-54 are related to/included in the contract losses disclosed in Note 3.
3. Revenue , page F-57

25. Please disclose the amount of revenue recognized during each period presented that was included in contract liabilities at the beginning of each period as required by ASC 606-10-
         50-8.
General

26. We note the Series A preferred stock investment described throughout your document.
         Please revise to clarify whether that series will remain outstanding after the transactions described in your disclosure. In this regard, the chart on page 33 indicates preferred stock will be outstanding, but your disclosure on page 223 states that no shares of preferred stock will be outstanding.
27. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your disclosure.
28. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has
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FirstName   LastNameMichael   Blitzer
Inflection Point Acquisition Corp.
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               2022         Point Acquisition Corp.
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         substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
29. Please expand to identify the principal factors contributing to any inflationary pressures the target company has experienced and clarify the resulting impact to it. Please revise to identify actions planned or taken, if any, to mitigate inflationary pressures.
30. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.
31. Please provide us with any correspondence between you and Citi relating to Citi's refusal to serve as financial advisor and refusal to waive its deferred fee.
32. Please revise your disclosure to highlight for investors that Citi's refusal to serve as financial advisor indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that Citi had been previously involved with the SPAC.
33. Please discuss the potential impact on the transaction related to Citi's refusal to serve as financial advisor. We note that Citi was an underwriter for the IPO of the SPAC. If Citi would have played a role in the closing, please revise to identify the party who will be filling Citi's role.
34. Please describe what relationship existed between Citi and the SPAC after the close of the
         IPO, including any financial or merger-related advisory services conducted by Citi. For example, clarify whether Citi had any role in the identification or evaluation of business combination targets.
35. Tell us whether Citi was involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, if true, please clarify that Citi claims
no role in the SPAC   s
         business combination transaction and has affirmatively disclaimed any responsibility for
 Michael Blitzer
Inflection Point Acquisition Corp.
November 9, 2022
Page 7
       any of the disclosure in this registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Beverly Singleton at 202-551-3328 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                               Sincerely,
FirstName LastNameMichael Blitzer
                                                               Division of
Corporation Finance
Comapany NameInflection Point Acquisition Corp.
                                                               Office of
Manufacturing
November 9, 2022 Page 7
cc:       Joel Rubinstein
FirstName LastName